FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  23 June 2009

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet
Jewelers Limited
 gives notice that on
16 June
 2009
 the following Directors and PDMRs have been granted
share awards
 under the Signet
Jewelers Limited Omnibus Share Incentive
 Plan as follows:

Name	Status	Share Price per common 18 US cents share	No. of shares	Date of vesting
M Light	PDMR	$20.37	64,342	End of fiscal 2012

Name	Status	Share Price per common 18 US cents share	No. of shares	Date of vesting
W Boyd	Director	£12.29	42,994	End of fiscal 2012
R Anderson	PDMR	£12.29	25,572	End of fiscal 2012

Vesting of the above share awards
is
 subject to the satisfaction over a period of three
fiscal
 years of
financial
performance conditions
for
66
% of the award and on a time served basis for the remaining
33
% of the award
. The number of shares disclosed reflects the total award if the performance conditions are achieve
d
 to maximum.

23
 June 2
009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR")

In accordance with Disclosure Rule 3.1.4R(1), Signet Jewelers Limited gives notice that on 16 June 2009,
the below directors received
share awards

which form part of the directors fees,
under the Signet Jewelers Limited Omnibus Share Incentive Plan pursuant to their letter of appointment dated 9 December 2008
:

Name	Status	Share Price per common 18 US cents share	No. of shares
M Williamson	Director	$20.37	4,909
R Walls	Director	$20.37	6,995
D Hilpert	Director	$20.37	6 ,995
R Blanchard	Director	$20.37	6 ,995
T Plaskett	Director	$20.37	6 ,995
M Parrs	Director	$20.37	6 ,995

23 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 23 June 2009